SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

Announcement  |  Lisbon  |  27 May 2010

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that it has received the following communications on qualified holdings in PT:

1.               On 19 May 2010, Deutsche Bank AG (“DB AG”)’s qualified holding in PT became less than 2% of the voting rights corresponding to the share capital of PT.

This change resulted from the decrease in 4,622,888 shares of the PT ordinary shares borrowed by DB AG. As a result of such transaction, DB AG held a total of 15,084,732 ordinary shares representing 1.68% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding was attributed to DB AG through the following entities:

•                                         DB AG: 268,362 ordinary shares representing 0.03% of the share capital and voting rights in PT;

•                                         Deutsche Asset Management Investmentgesellschaft mBH: 52,573 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         Deutsche Asset Management (Japan) Limited: 5,370 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Deutsche Asset Management (Korea) Company Limited: 9,240 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Deutsche Investment Management Americas Inc: 53,939 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         DWS Investment GmbH: 13,580,302 ordinary shares representing 1.51% of the share capital and voting rights in PT;

•                                         DWS Investment SA, Luxembourg: 1,010,189 ordinary shares representing 0.11% of the share capital and voting rights in PT;

•                                         DWS Investments (Spain) S.G.I.I.C S.A: 7,000 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Frankfurt-Trust Investment-Gesellshaft mBH: 82,757 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         Sal Oppenheim (France) S.A: 15,000 ordinary shares representing 0.002% of the share capital and voting rights in PT.

2.               On 20 May 2010, DB AG’s qualified holding in PT became higher than the threshold of 2% of the voting rights corresponding to the share capital of PT.

The change in such holding resulted from the acquisition by DB AG, London branch through an OTC transaction, of 4,957,000 PT ordinary shares. As a result of such transaction, DB AG now holds a total of 21,160,087 ordinary shares representing 2.36% of PT’s share capital and corresponding voting rights.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Additionally, PT was informed that such holding is attributed to DB AG through the following entities:

•                                         DB AG: 6,143,717 ordinary shares representing 0.69% of the share capital and voting rights in PT;

•      Deutsche Asset Management Investmentgesellschaft mBH: 52,573 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         Deutsche Asset Management (Japan) Limited: 5,370 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Deutsche Asset Management (Korea) Company Limited: 9,240 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Deutsche Investment Management Americas Inc: 53,939 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         DWS Investment GmbH: 13,780,302 ordinary shares representing 1.54% of the share capital and voting rights in PT;

•                                         DWS Investment SA, Luxembourg: 1,010,189 ordinary shares representing 0.11% of the share capital and voting rights in PT;

•                                         DWS Investments (Spain) S.G.I.I.C S.A: 7,000 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         Frankfurt-Trust Investment-Gesellshaft mBH: 82,757 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         Sal Oppenheim (France) S.A: 15,000 ordinary shares representing 0.002% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following communications received on 25 and 26 May 2010, from DB AG, with head offices at Taunusanlage 12, Frankfurt am Main, Germany.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.